UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Westrock Coffee Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96145W 103
(CUSIP Number)

Riverview Sponsor Partners, LLC
Attn: R. Brad Martin
700 Colonial Road, Suite 101
Memphis, TN 38117
901-767-5576
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Riverview Sponsor Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,909,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,909,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,909,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 7,400,000 warrants held by Riverview Sponsor Partners, LLC (the “Sponsor”), each exercisable for one share of Common Stock at a price of $11.50 per share beginning on September 25, 2022. R. Brad Martin is the managing member of RBM Riverview, LLC, which is the managing member of the Sponsor. Mr. Martin has sole voting and dispositive control over the shares held by the Sponsor and may be deemed the beneficial owner of such shares.
(2) The percentage reported in this Schedule 13D is based on 73,033,991 shares of Common Stock outstanding as of August 26, 2022, as reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 26, 2022.

1	NAMES OF REPORTING PERSONS
RBM Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,909,000(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,909,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,909,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 7,400,000 warrants held by Riverview Sponsor Partners, LLC (the “Sponsor”), each exercisable for one share of Common Stock at a price of $11.50 per share beginning on September 25, 2022. R. Brad Martin is the managing member of RBM Riverview, LLC, which is the managing member of the Sponsor. Mr. Martin has sole voting and dispositive control over the shares held by the Sponsor and may be deemed the beneficial owner of such shares.
(2) The percentage reported in this Schedule 13D is based on 73,033,991 shares of Common Stock outstanding as of August 26, 2022, as reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 26, 2022.

1	NAMES OF REPORTING PERSONS
R. Brad Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,909,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,909,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,909,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 7,400,000 warrants held by Riverview Sponsor Partners, LLC (the “Sponsor”), each exercisable for one share of Common Stock at a price of $11.50 per share beginning on September 25, 2022. R. Brad Martin is the managing member of RBM Riverview, LLC, which is the managing member of the Sponsor. Mr. Martin has sole voting and dispositive control over the shares held by the Sponsor and may be deemed the beneficial owner of such shares.
(2) The percentage reported in this Schedule 13D is based on 73,033,991 shares of Common Stock outstanding as of August 26, 2022, as reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 26, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the shares of common stock, par value $0.01 per share (the “Common Stock”), of Westrock Coffee Company, a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 100 River Bluff Drive, Suite 210, Little Rock, Arkansas 72202.

Item 2.	Identity and Background.

This Statement on Schedule 13D is filed jointly by (i) Riverview Sponsor Partners, LLC (the “Sponsor”); (ii) RBM Investments, LLC (“RBM Investments”); and (iii) R. Brad Martin. The foregoing are referred to herein collectively as the “Reporting Persons.”

The address of the principal office and principal business of the Sponsor is 700 Colonial Road, Suite 101, Memphis, TN. The address of the principal office and principal business of RBM Investments is 55 East Main Street, Suite 102, Chattanooga, TN 37408.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Sponsor and RBM Investments are each Delaware limited liability companies. R. Brad Martin is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock to which this Schedule 13D relates was acquired by the Reporting Persons in connection with a business combination (the “Business Combination”) pursuant to a Transaction Agreement, by and among Riverview Acquisition Corp. (“Riverview”), Westrock Coffee Holdings, LLC, Origin Merger Sub I, Inc (“Merger Sub I”) and Origin Merger Sub II, LLC (“Merger Sub II,” together with Merger Sub I, the “Merger Subs”) (as may be amended and/or restated from time to time, the “Transaction Agreement”). The Business Combination closed on August 26, 2022 (the “Closing Date”).

In connection with the closing of the Business Combination, the Reporting Persons were issued 4,309,000 shares of Common Stock upon conversion of Class A shares that were issued to the Sponsor in a private placement prior to Riverview’s initial public offering, as well as 7,400,000 warrants purchased from Riverview in a private placement simultaneously with the consummation of Riverview’s initial public offering, each exercisable for one share of Common Stock at a price of $11.50 per share beginning on September 25, 2022.

On August 26, 2022, concurrently with the closing of the Business Combination, the Reporting Persons were issued an aggregate 2,200,000 shares of Common Stock by Westrock upon conversion of Class A shares that were acquired pursuant to subscriptions agreements between the Reporting Persons and Riverview immediately prior to the consummation of the Business Combination.

Item 4.	Purpose of Transaction.

The responses to Items 2, 3, 5 and 6 of this Schedule 13D are incorporated into this Item 4 by reference.

The Reporting Persons beneficially own Common Stock and Warrants for investment purposes. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis its investment in the Issuer and may from time to time increase or decrease its investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Class A Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	13,909,000
Sole Dispositive Power	0
Shared Dispositive Power	13,909,000

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sponsor Support Agreement

In connection with the Business Combination Agreement, on April 4, 2022, Riverview, Westrock and the Sponsor, entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the Riverview Stockholders’ Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Riverview Class A Common Stock, par value $0.001 per share (the “Riverview Class A Common Stock”) and all of its shares of Riverview Class B Common Stock, par value $0.001 per share (the “Riverview Class B Common Stock” and, together with the Riverview Class A Common Stock, the “Riverview Common Stock”) in favor of (A) the approval and adoption of the Transaction Agreement and approval of the Mergers and all other transactions contemplated by the Transaction Agreement, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Riverview under the Transaction Agreement or that would reasonably be expected to result in the failure of the Business Combination from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by Riverview for consummation of the Business Combination and the other transactions contemplated by the Transaction Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Transaction Agreement, on April 4, 2022, the Sponsor entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Westrock, pursuant to which the Sponsor has agreed not to transfer any shares of Common Stock or shares of preferred stock of Westrock, par value $0.01 per share, held by the Sponsor for the applicable lock-up period. For the Sponsor, the applicable lock-up period is 365 days from the Closing, subject to early termination under certain circumstances.

The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is attached hereto as Exhibit B, and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Transaction Agreement, on April 4, 2022, Westrock, the Sponsor and certain equityholders of Westrock entered into a Registration Rights Agreement (the “Registration Rights Agreement”) containing customary registration rights for the Sponsor and the equityholders of Westrock who are parties thereto.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Restated Registration Rights Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

Exhibit A	Sponsor Support Agreement, dated April 4, 2022, by and among Riverview Sponsor Partners, LLC, Riverview Acquisition Corp., and Westrock Coffee Holdings, LLC.

Exhibit B	Lock-Up Agreement, dated April 4, 2022, by and between Westrock Coffee Holdings, LLC and Riverview Sponsor Partners, LLC.

Exhibit C	Registration Rights Agreement.

Exhibit D	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

RIVERVIEW SPONSOR PARTNERS, LLC

By: RBM Riverview, LLC, its managing member

By:	/s/ R. Brad Martin
Name: R. Brad Martin
Title: Managing Member

RBM Investments, LLC

By:	/s/ R. Brad Martin
Name: R. Brad Martin
Title: President

/s/ R. Brad Martin
R. Brad Martin